December 10, 2010

Via Edgar and Facsimile

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission – Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3030

Re:	API Technologies Corp.
Form 10-K for the fiscal year ended May 31, 2010
Filed August 10, 2010
File No- 000-29429

Dear Mr. Cascio:

API Technologies Corp. (“we” or the “Company”) has received your letter dated November 18, 2010. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided, keyed to your letter.

Form 10-K for the fiscal year ended May 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 37

1.	Comment: While you indicate that you believe your sources of liquidity are sufficient for the next 12 months, it is unclear from your disclosure how you reached this conclusion. For example, it is unclear:

•	where you described the credit facilities you mention here, including the amounts you have available to borrow under it, and how those facilities will allow you to meet your cash requirements;

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

•	how cash flows from operations will enable you to satisfy your cash requirements, given your disclosure of cash used by operations on page F-7; and

•

what your “cash requirements” are, such as your outstanding debt, or how you intend to satisfy them. For example, how do you intend to pay off the $10 million debt that matures on December 31, 2010 given the amounts of cash you hold and historical amounts of cash used by operations?

Please tell us and revise future filings.

Response:

With respect to the Company’s credit facilities, a subsidiary of the Company has a secured line of credit in the amount of $950,000, of which $250,000 was available to draw from at May 31, 2010, and another subsidiary of the Company has a secured line of credit in the mount of $360,000, of which $360,000 was available to draw from at May 31, 2010. These credit facilities are discussed on page 18 of our risk factors section and in Note 10 on page F-23 of our financial statements included in the Form 10-K.

The Company has several ways it finances operations, including cash flows generated by operations, bank and equity and debt financing, and the sales of certain assets.

At May 31, 2010 several factors contributed to our conclusion that cash flows from operations and funds available under credit facilities were sufficient to meet our cash requirements for the next twelve months. The factors were:

•	At May 31, 2010 the Company held cash of approximately $4,500,000;

•

On June 15, 2010 the Company sold the assets of its non-core subsidiary API Nanofabrication and Research Corporation (“NanoOpto”), which was largely responsible for the cash drain in fiscal 2010 and prior years. The sale of NanoOpto’s assets was completed for net proceeds of $2,300,000 in June 2010.

•	Subsequent to May 31, 2010 the Company sold land and a building it owned for approximately $1,600,000.

•	The availability under the Company’s subsidiaries’ credit facilities described above.

•

Due to the nature of its research and development activities, NanoOpto was historically a significant user of cash, however these operations were closed in February 2010. The historical cash consumption by NanoOpto was approximately $1,500,000 per quarter or $6,000,000 annually.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

•

The acquisition of the assets of Kuchera Defense Systems, Inc., KII, Inc. and Kuchera Industries, LLC (collectively, the “KGC Companies”) on January 20, 2010 and the subsequent closing of NanoOpto in February 2010 transformed the financial operating results of the Company. The first full three months of results attributable to the KGC Companies and the elimination of the NanoOpto operations resulted in the Company recording a profit for the three months ended May 31, 2010.

•

In addition to expected benefits in future cash flows from operations as a result of the acquisition of the assets of the KGC Companies, our cash flows from continuing operations were reduced by approximately $2.5 million due to acquisition costs related to the acquisition of the assets of the KGC Companies and Cryptek Technologies Inc.

•

Commencing May 2010 the Company began a cost cutting initiative to rationalize the number of facilities and personnel which will result in us consolidating our manufacturing operations. We expected the consolidations to result in the reduction of approximately $4 million in annual operating costs. As disclosed in the Form 10-K, we expected the process to be completed by December 2010, and the Company is on track to meet that date.

•

In addition to expected benefits in future cash flows from operations as a result of the consolidation of our manufacturing operations, our cash flows from continuing operations were reduced by approximately $1.2 million due to one-time restructuring charges related to these initiatives.

•

The Company prepared its annual budgets for fiscal year ending May 31, 2011, and based on the projected revenue streams, consolidations and closure of NanoOpto, the Company projected that it would generate cash from operations well in excess of $10 million.

As described above, the Company believes cash flows from operations and funds available under credit facilities are sufficient to meet our cash requirements for the next twelve months excluding the funds to pay off the $10 million note discussed below.

The Company intends to amend the $10 million note to extend the maturity date from December 31, 2010 to June 30, 2011. The holders of the note have prepared a draft amendment and the parties are negotiating the terms of the amendment. The Company intends to either raise additional capital to pay off the note prior to the new maturity date or to refinance the note with a commercial bank through both an operating line and term note, both of which the Company is in negotiations with several institutions to finalize.

Based on the above factors, the Company believes that cash generated from operations, current or future credit facilities, and possible equity financing will be sufficient to satisfy its future commitments and other cash requirements.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

Future filings will include disclosures similar to the following:

Cash flows from continuing operations in fiscal 2010 were impacted by restructuring and acquisition related charges of approximately $3,600,000, while cash flows from continuing operations were approximately $2,701,000 in fiscal 2009. Given our historical results and the completion of our consolidation efforts in December 2010, we expect to generate positive cash flows from continuing operations in the next twelve months.

We believe that i) cash and cash equivalents of $4,496,000, ii) funds available under our credit facilities as described in Note 10 of our financial statements included in this Form 10-K and on page 18 of our risk factors section, iii) cash flows from potential financing transactions including new debt and equity, and iv) cash flows from operations, will be sufficient to satisfy our anticipated cash requirements for the next twelve months. These cash flow requirements over the next twelve months include the $10 million short-term promissory note to the sellers’ of the KGC Companies.

Summary of Critical Accounting Policies, page 38

Goodwill and Intangible Assets, page 39

2.	Comment: You disclose that your goodwill impairment testing revealed that “future cash flows significantly exceeded the carrying value of the assets and the Company has determined there was no impairment in goodwill.” Based on your disclosure, both here and on page F-10 of the financial statements, it is not clear whether you performed the two-step method as described in FASB Codification Topic 350-20. In that regard:

•	Please describe to us how you applied the two-step goodwill impairment testing model.

•	Tell us whether the fair values of the relevant reporting units exceeded their respective carrying amounts.

•

Tell us whether as of May 31, 2010 you had any reporting units at risk of failing step one of the impairment model based on a comparison of the fair values of the individual reporting units to their respective carrying amounts.

Response: The Company has two reporting units: (1) Engineered Systems and Components and (2) Secure Communications. The goodwill recorded on our consolidated financial statements relates to the acquisition of Filtran Limited and Filtran Inc. (collectively, the “Filtran Group”), which was completed in 2002 and the acquisition of the assets of the KGC Companies in 2010. All of our goodwill relates to our Engineered Systems and Components reporting unit.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

The Company performs a two-step test to assess goodwill for impairment at least on an annual basis (May 31 for us), and between annual tests if impairment indicators arise. First, the fair value of each reporting unit is compared to its carrying value. The fair value is based on the discounted future cash flows of the reporting unit carrying the goodwill. If discounted future cash flows exceed the carrying value of the assets, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value of the goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference is recorded.

The implied fair value of each reporting unit exceeded its carrying value at May 31, 2010, therefore goodwill was not impaired and no further testing was required.

At May 31, 2010 we had no reporting units at risk of failing step one of the impairment model based on a comparison of the fair values of the individual reporting units to their respective carrying amounts.

Item 11. Executive Compensation, page 47

3.	Comment: We note your disclosure in the “Summary Compensation Table for Fiscal Year 2010 and 2009” on page 22 of the definitive proxy statement, which has been incorporated by reference, that Martin Moskovits received a cash bonus of $200,000 in 2009. Please tell us how this disclosure is consistent with your disclosures on pages 20 and 25, which indicate that Mr. Moskovits received a $20,000 cash bonus in 2009.

Response: The “$200,000” in the Bonus column of the Summary Compensation Table is a typographical error. The “$20,000” references in the narrative are correct. The amount of “398,647” listed for Mr. Moskovits in the Total column of the Summary Compensation Table, however, is correct, notwithstanding the scrivener’s error in the Bonus column. See question 4 below.

4.	Comment: We note your disclosure on pages F-32 and F-35 regarding the modification of options awarded to Martin Moskovits during your last completed fiscal year. With a view toward amended disclosure, please tell us:

•

how this modification of your stock option awards is reflected in your “Summary Compensation Table for Fiscal Year 2010 and 2009” on page 22 of your definitive proxy statement, which has been incorporated by reference. Refer to Regulation S-K Item 402(n)(2)(v) and Instruction 2 to Regulation S-K Item 402(n)(2)(v) and (vi); and

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

•	how your disclosure on those pages is consistent with your disclosure of the March 14, 2011 expiration date of 33,333 options granted to Martin Moskovits on page 23 of your definitive proxy statement.

Response:

With respect to the Summary Compensation Table, the incremental fair value regarding the modification of the option awards was inadvertently omitted. We would like to note that the sole modification to the option awards was to extend the expiration date by three months. Future filings will include disclosures similar to the following:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards(1) ($)		All Other Compensation ($)		Total ($)
Stephen Pudles	2010	284,615	162,500	712,296		17,050	(2)	1,176,461
Chief Executive Officer (PEO)	2009	265,000	132,500	—		4,397		401,897
Jonathan Pollack(3)	2010	176,178	100,000	786,500		6,250		1,068,928
Executive Vice President	2009		—	—		25,000		25,000
Claudio Mannarino	2010	166,346	50,000	286,000		2,143	(4)	504,489
Chief Financial Officer	2009	115,192	30,000	—		2,271		147,463
Martin Moskovits(5)	2010	324,519	—	49,365	(6)	101,875	(7)	475,759
Former Chief Technology Officer	2009	375,000	20,000	—		3,647		398,647

(1)	Represents the aggregate grant date fair value of stock awards calculated in accordance with FASB ASC Topic 718. See Note 17 to our consolidated financial statements for the year ended May 31, 2010 included in our Annual Report on Form 10-K for 2010 for the relevant assumptions used to determine the valuation of our option awards. See note 6 with respect to Martin Moskovits.
(2)	Includes 401(k) contribution and car allowance.
(3)	Mr. Pollack became Executive Vice President on September 4, 2009. He has served as a director since June 2007. The compensation amounts listed in the column Option Awards and the amounts listed in the column All Other Compensation represent options and director fees Mr. Pollack received for his services as a director. Mr. Pollack performs his services as Executive Vice President pursuant to a Consulting Agreement between the Company and JMP Fam Holdings Inc., and the amount listed under Salary is the amount of the consulting fees paid under Consulting Agreement. The amounts paid under the Consulting Agreement are paid in Canadian dollars. The rate and methodology in converting the amounts paid to U.S. currency is determined by using the average conversion rate during the fiscal year reported.
(4)	Includes car allowance.
(5)	Dr. Moskovits resigned as Chief Technology Officer effective April 2, 2010.
(6)	The expiration date of options for 200,000 shares of common stock held by Dr. Moskovits was extended by three months. The amount in this column represents the incremental fair value, computed as of the modification date of his options in accordance with FASB ASC Topic 718, with respect to the modified awards.
(7)	Includes $100,000 in severance fees and car allowance.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

The disclosure on pages F-32 and F-35 of the Form 10-K that “233,333” options were extended should have referenced “200,000.” In addition, the modification was an extension of the expiration date by three months, not five. The options for 33,333 shares of common stock were not extended or otherwise modified, and the expiration date of March 14, 2011 set forth in the proxy statement is correct. The Company will ensure that any future filing referencing the extension of the options will reflect 200,000 options instead of 233,333, and future filings will include disclosures similar to the following:

“During the year ended May 31, 2010, the Company modified the expiration date of 200,000 options to purchase shares of the common stock held by Mr. Moskovits. The incremental fair value of these options resulting from the modification has been included in general and administrative expense.”

Item l3. Certain Relationships and Related Transactions ... page 47

5.	Comment: Please tell us, and revise future filings to describe clearly, the nature of the “consulting services” provide by Jason DeZwirek. Also tell us where the document governing that arrangement is filed as an exhibit.

Response: Mr. Jason DeZwirek provides strategic planning services, including the identification and evaluation of financing options, capital structure, and potential acquisitions. Mr. Jason DeZwirek does not provide such services under a written agreement, nor does he provide his consulting services in his capacity as a director or officer. Such services involve significant travel and time commitments outside the scope of the duties of the Company’s directors.

A summary term sheet governing the arrangement has not previously been filed as an exhibit, however, the Company will file a summary term sheet with its Form 10-Q, which is due on or before January 14, 2011.

We will in future filings describe the nature of the consulting services provided by Mr. Jason DeZwirek as follows:

Mr. DeZwirek, pursuant to an oral agreement, provides strategic planning services, including the identification and evaluation of financing options, capital structure, and potential acquisitions.

Exhibits, page 48

6.	Comment: If you elect to incorporate exhibits by reference in future filings, please ensure that your disclosure refers to the correct location of those exhibits. For example, you indicate that Exhibits 10.1-10.3 are incorporated by reference from an amended Form S-1 filed on February 6, 2006. However, no such filing was made on that date. You also indicate that Exhibits 10.1-10.2 were dated February 6, 2006. However, no such agreements appear to have been filed.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

Response: The Company notes the Staff’s comment, and will ensure that future exhibit disclosures refer to the correct location of those exhibits. The reference to “February 6, 2006” in Exhibits 10.1 through 10.3 should be “November 6, 2006.” Similarly, the agreements referenced in Exhibits 10.1 and 10.2 were filed with the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on November 6, 2006, as Exhibits 10.9 and 10.10, respectively.

Item 8 Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Goodwill and Intangible Assets, page F-10

7.	Comment: We note the increase in goodwill as a result of recent acquisitions. In future filings please enhance your discussion of the goodwill impairment testing model to describe the reporting unit concept and the two-step method as set forth in FASB Codification Topic 350-20. Please also identify your reporting units, disclose how you identified those reporting units and disclose the date you perform the goodwill impairment test. Please provide us proposed revised disclosure for inclusion in future filings.

Response: Future filings will include disclosures similar to the following:

The Company has two reporting units: (i) Engineered Systems and Components and (ii) Secure Communications. The goodwill on our consolidated financial statements relates to the acquisition of the Filtran Group, which was completed in 2002 and the acquisition of the assets of the KGC Companies in 2010. All of our goodwill relates to our Engineered Systems and Components reporting unit. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company does not amortize goodwill but instead tests goodwill for impairment annually (on May 31) or more frequently if impairment indicators arise under the applicable accounting guidance.

A two-step test is performed to assess goodwill impairment. First, the fair value of each reporting unit is compared to its carrying value. The fair value is based on the discounted future cash flows of the subsidiary carrying the goodwill. If discounted future cash flows exceed the carrying value of the assets, goodwill is not impaired and no further testing if performed. The second step is performed if the carrying value exceeds the fair value of the goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference is recorded.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

The Company performed the first step of the two-step test method under FASB Codification Topic 350-20 based on discounted future cash flows on May 31. The respective reporting units’ future cash flows significantly exceeded the carrying value of the underlying assets and therefore goodwill was not impaired and no further testing was required.

At May 31, 2010 we had no reporting units at risk of failing step one of the impairment model based on a comparison of the fair values of the individual reporting units to their respective carrying amounts.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure … page 10

8.	Comment: Given the information in the Form 8-K you filed on September 13, 2010, please tell us how you determined you were not required to file revised preliminary proxy materials. See Exchange Act Rule 14a-6. Cite all authority on which you rely.

Response: The Company filed its definitive proxy (the “Definitive Proxy”) on September 1, 2010. The Definitive Proxy stated that the positions of Chief Executive Officer and Chairman of the Board were held by different individuals: Mr. Phillip DeZwirek as Chairman and Stephen Pudles as Chief Executive Officer. As reported on the Company’s Current Report on Form 8-K filed September 17, 2010 (the “Filed Form 8-K”), and after the Company’s mailing of the proxy, Stephen Pudles resigned as Chief Executive Officer of the Company and Phillip DeZwirek was appointed as Chief Executive Officer of the Company. As described below, while Mr. Pudles resigned as CEO of the Company, he continues to be CEO of API Defense USA, Inc. (“API Defense”), which is the parent company of all of the Company’s operating subsidiaries. Mr. Pudles resignation was solely a result of the proxy agreement described in the Filed Form 8-K, which requires that different officers manage the Company and its operating subsidiaries. While the Company acknowledges the importance of the board leadership structure, the Company determined, after analyzing the issue, that Mr. Pudles’ resignation and Mr. Phillip DeZwirek’s appointment as CEO did not meet the standard of materiality that would necessitate the filing and mailing of supplemental proxy materials and resolicitation of votes, and furthermore the information itself was provided to the shareholders through a Form 8-K.

Under TSC Industries, Inc. v. Northway, Inc., a seminal Supreme Court case on the materiality standard under Rule 14a-9, the Court held that a fact is material for

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

purposes of Rule 14a-9 “if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.” Furthermore, the Court determined that “…there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.” The “total mix” may include “information already in the public domain and facts known or reasonable available to the shareholders.” Rodman v. Grant Foundation, 608 F.2d 64, 70 (2d Cir. 1979). See also United Paperworkers International Union v. International Paper Company, 985 F.2d 1190 (2d Cir. 1993), citing Rodman, and Alizac Partners v. Rospatch Corp., 712 F. Supp. 599, 607 (W.D. Mich. 1989), in which the court held that “past annual reports, which are readily accessible to all shareholders, are to be considered as part of the “total mix” of information made available in this case.” The Filed Form 8-K made the new information regarding the change in the CEO position readily and reasonably available to the shareholders. While the Court in United Paperworkers International Union v. International Paper Company declined to include information in that company’s Form 10-K as part of the total mix, the Court did accept that the total mix of information may also include information already in the public domain and facts known or reasonably available to the shareholders, even if such information is not delivered directly to them. Also, United Paperworkers International Union involved a situation prior to EDGAR filing requirements and the widespread use of the internet. Reports filed with the SEC are now immediately available to the public through EDGAR and easily accessible. News services even report when filings are made. The SEC, in promulgating Regulation FD, specifically provided that “public disclosure” includes the filing of a Form 8-K as a way of effecting broad, non-exclusionary distribution of information to the public. The Company, therefore, concluded that the change in CEO position was in the public domain and reasonably available to shareholders, and that such notice would preclude another mailing.

Furthermore, even if the information in the Filed 8-K was not considered part of the total mix of information, the Company does not believe that the new information created a substantial likelihood that that the disclosure would have been viewed by the reasonable investor as having significantly altered the total mix of information made available. The Definitive Proxy stated that (i) the Board of Directors believes that the separation of the offices of Chief Executive Officer and Chairman reflects the difference in the roles of those positions, with the Chief Executive Officer responsible for determining the strategic direction and the day-to-day leadership of the Company and the Chairman determining the agenda for and presiding over Board meetings and (ii) the separation of the roles of Chief Executive Officer and Chairman helps ensure independent oversight of management. The resignation of Mr. Pudles did not materially change either the strategic direction or day-to-day leadership of the Company or the independent oversight of management.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

First, while Mr. Pudles resigned as CEO of the Company, he continues to be CEO of API Defense, which is the parent company of all of the Company’s operating subsidiaries. Mr. Pudles resignation was solely a result of the proxy agreement described in the Filed Form 8-K, which requires that different officers manage the Company and its operating subsidiaries. The proxy agreement also provides that the members of the Board of Directors of the Company cannot also serve on the Board Directors of its operating subsidiaries. Mr. Pudles was previously CEO of the Company and the operating subsidiaries. As CEO of all of the operating subsidiaries, Mr. Pudles is in effect still responsible for determining the strategic direction and the day-to-day leadership of the operations of the Company as he was when he served as CEO of the Company. As a result of the proxy agreement, the CEO of the Company handles Company business only, not the affairs of its subsidiaries. This changes and restricts the role of the Company’s CEO and greatly expands the role of the CEO of API Defense, which office Mr. Pudles continues to occupy. Under the terms of the proxy agreement referenced in the Filed 8-K, Mr. Phillip DeZwirek is not responsible for the strategic direction of the Company’s operating subsidiaries or the day-to-day leadership of the Company’s operations, and in fact, except in limited circumstances, cannot influence the strategic direction or operation of the subsidiaries. (A copy of the proxy agreement was filed with the Filed Form 8-K.)

Second, one of the stated purposes of the separation of the roles of Chief Executive Officer and Chairman in the Definitive Proxy is to help ensure independent oversight of management. In this case, as stated above, Mr. Pudles still is the one responsible for the operations and strategic direction of the Company’s operating companies. There also is a separate Board of Directors of API Defense on which Mr. Phillip DeZwirek does not serve. Therefore, while technically the two offices are not held by two different people, the practical effect is that there is independent oversight of management of the operating companies.

In addition, no other aspect of the risk oversight as stated in the Definitive Proxy has changed: a majority of our directors are independent (Mr. Phillip DeZwirek was not considered independent prior to his appointment as CEO), which also assists in ensuring independent oversight of management, and the standing committees — the Audit Committee and the Compensation Committee — are comprised entirely of independent directors and also provide independent oversight of management. Finally, Mr. Phillip DeZwirek has previously served as both CEO and Chairman in the past, from November 2006, when he first became a director, until April 2008, when Mr. Pudles became CEO.

Given that the overall effect on risk oversight was minimal, the Company determined and believes that Mr. Pudles’ resignation and Mr. Phillip DeZwirek’s appointment as CEO of the Company did not meet the materiality standard to require resolicitation, that is, there was not a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. Furthermore, as discussed above, the information was readily available to shareholders.

Mr. Brian Cascio

Securities and Exchange Commission – Division of Corporation Finance

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter we would appreciate the opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. In addition, if we may be of assistance during the Staff’s review of this letter, please call me directly at (613) 271-2134.

We look forward to your response.

Very Truly Yours,

API Technologies Corp.

/s/ Claudio Mannarino
Claudio Mannarino
Chief Financial Officer

CHDS01 KERICKSON 651739v3